

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



03056217

NO ACT
P.E 2-19-03
0-20725

April 4, 2003

Eric C. Jensen
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306-2155

Act 1934
Section
Rule 14A-8
Public Availability 4/4/2003

Re: Siebel Systems, Inc.
Incoming letter dated February 19, 2003

Dear Mr. Jensen:

This is in response to your letter dated February 19, 2003 concerning the shareholder proposal submitted to Siebel by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated March 18, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Charles Jurgonis
Plan Secretary
American Federation of State, County
and Municipal Employees
1625 L Street, N.W.
Washington, DC 20036

CRGH

Cooley Godward LLP

ATTORNEYS AT LAW

Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA
94306-2155
Main 650 843-5000
Fax 650 849-7400

www.cooley.com

ERIC C. JENSEN
(650) 843-5049
ejensen@cooley.com

Broomfield, CO
720 566-4000
Reston, VA
703 456-8000
San Diego, CA
858 550-6000
San Francisco, CA
415 693-2000

February 19, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Siebel Systems, Inc. - Stockholder Proposal of American Federation of State County and Municipal Employees

Ladies and Gentlemen:

On behalf of Siebel Systems, Inc., a Delaware corporation (the "Company"), and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance upon certain provisions of Rule 14a-8(i), the Company excludes a proposal (the "Proposal") submitted by the American Federation of State County and Municipal Employees (the "Proponent") from the proxy statement and form of proxy (the "Proxy Materials") to be distributed in connection with the Company's 2003 Annual Meeting of Stockholders (the "Annual Meeting"). The Proposal and its supporting statement (the "Supporting Statement") are attached hereto as **Appendix A**.

Pursuant to Rule 14a-8(j), enclosed herewith on behalf of the Company are six copies of each of:

1. the Proposal and Supporting Statement; and
2. this letter, which sets forth the bases upon which the Company proposes to exclude the Proposal from the Proxy Materials.

Also enclosed are an additional copy of our letter, which we would appreciate having file stamped and returned in the enclosed pre-paid envelope, and all correspondence relevant to the Proposal. As required under Rule 14a-8(j), a copy of this letter is being sent to the Proponent notifying it of the Company's intention to omit the Proposal from its Proxy Materials.

The Proposal

The Proposal reads as follows:

"RESOLVED, that the shareholders of Siebel Systems, Inc. ("Siebel") urge the Board of Directors to adopt a policy that the cost of employee and director stock options be recognized in Siebel's income statement."

Basis for Exclusion

The Company believes that the Proposal and Supporting Statement may be excluded from the Proxy Materials under Rule 14a-8(i)(3) because the Supporting Statement contains false and misleading statements in violation of Rule 14a-9 of the proxy rules. Rule 14a-8(i)(3) provides that a registrant may omit a proposal and supporting statement from its proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9 which prohibits false or misleading statements in proxy soliciting materials. The following lists several of the Proponent's statements and explains why each is false and/or misleading.

Statement 1: *"In 2001 alone, CEO Thomas Siebel was awarded stock options valued at $192,247,427 or $487,192,726, depending on the return assumption used."*

As disclosed in the Company's Current Report on Form 8-K filed with the Commission on January 22, 2003, the Company, at the request of Mr. Siebel, cancelled all of the stock options granted to Mr. Siebel from October 1998 through October 21, 2001 (the date of Mr. Siebel's last option grant). The Proposal omits material information because it discloses that Mr. Siebel received options valued at certain dollar amounts without disclosing that Mr. Siebel has voluntarily cancelled such options and has neither received, nor been promised, any consideration in exchange for such cancellation. Taking the cancellation of options into account, Mr. Siebel actually received *no* options in 2001. Accordingly, stating that Mr. Siebel received options in 2001 is, without disclosing their subsequent cancellation, false and misleading.

The Proponent states that the Mr. Siebel received stock options "valued at" $192,247,427 or $487,192,726. These dollar amounts were taken from the option grants table included in the Company's 2002 annual proxy statement (the "2002 Proxy Statement"). As disclosed in the 2002 Proxy Statement, however, the amounts referenced by the Proponent are calculated based on assumed annual rates of appreciation of the Company's common stock price of 5% and 10%, respectively, over the ten-year term of the options. These 5% and 10% assumed appreciation values are prescribed by the Commission's rules and illustrate *potential* values, but they do not reflect the "value" of the options. Moreover, the appreciation values do not represent any method of valuing stock options that the Company would use in its financial statements, nor do they approximate the value of the stock options today, had they not been cancelled.

Accordingly, stating that Mr. Siebel was awarded stock options valued at $192,247,437 or $487,192,726 in 2001 is false and misleading.

In addition, the phrase "depending upon the return assumption used" implies that analyses were performed to determine the value the options granted to Mr. Siebel. Because the numbers reflected in the option grants table merely reflect the value of options at assumed rates of stock price appreciation, and not assumed rates of return, the statement is misleading.

Moreover, to the extent potential realizable values are disclosed, it is imperative that the assumptions used in calculating those values be included in the Supporting Statement so stockholders can evaluate the relevance of the potential realizable values in light of market conditions and other factors relating to the Company's business. The Proponent does not disclose any of the assumptions used in deriving the values it ascribes to Mr. Siebel's option grants, nor does it disclose that the majority of the options grants to Mr. Siebel contain significant vesting provisions. These omissions are clearly material in light of the Proponent's statement that the options granted to Mr. Siebel were valued at one of two specific dollar amounts.

In conclusion, Statement 1 is false and misleading because it: (1) discloses that Mr. Siebel received options without disclosing that the Company cancelled such options at Mr. Siebel's request and that Mr. Siebel has neither received, nor been promised, any consideration in exchange for such cancellation; (2) discloses that the options were "valued at" one of two specific dollar amounts when such dollar amounts are merely disclosures of potential realizable value based on assumed rates of stock price appreciation provided by the Commission; and (3) omits material information because it does not disclose the assumptions used in deriving the "value" the Proponent ascribes to Mr. Siebel's option grants and does not disclose that the option grants have significant vesting provisions.

Statement 2: "*In 2000, the options he received were worth $252,422,581 or $639,688,380.*"

As noted above, and as disclosed in the Company's Form 8-K filed on January 22, 2003, the Company, at the request of Mr. Siebel, cancelled all of the stock options granted to Mr. Siebel from October 1998 through October 21, 2001 (the date of Mr. Siebel's last option grant). The Proposal is false and misleading because it discloses that Mr. Siebel received options without disclosing that the Company cancelled such options at Mr. Siebel's request and that Mr. Siebel has neither received, nor been promised, any consideration in exchange for such cancellation.

The Proponent states that the Mr. Siebel received options "worth" $252,422,581 or $639,688,380. These dollar amounts were taken from the option grants table in included in the Company's 2001 annual proxy statement (the "2001 Proxy Statement"). As disclosed in the 2001 Proxy Statement, however, the amounts referenced by the Proponent are calculated based on assumed annual rates of appreciation of the Company's common stock price of 5% and 10%, respectively, over the ten-year term of the options. These 5% and 10% assumed appreciation values are prescribed by the Commission's rules and illustrate *potential* values, but they do not reflect how much the options "were worth." Moreover, the appreciation values do not represent any method of valuing stock options that the Company would use in its financial statements, nor do they approximate the value of the stock options today, had they not been cancelled. Accordingly, stating that Mr. Siebel received stock options valued at $252,422,581 and $639,688,380 in 2000 is false and misleading.

In addition, unlike Statement 1 above, Statement 2 does not inform stockholders that the statements regarding the specific dollar amounts of "worth" depend on assumptions. The Company believes this leaves stockholders with the false impression that these dollar amounts are actual statements of value, when they are nothing more than illustrations of potential values based on positive assumptions.

Moreover, to the extent potential realizable values are disclosed, it is imperative that the assumptions used in calculating those values be included in the Supporting Statement so stockholders can evaluate the relevance of the potential realizable values in light of market conditions and other factors relating to the Company's business. The Proponent does not disclose any of the assumptions used in deriving the values it ascribes to Mr. Siebel's option grants, nor does it disclose that the options grants to Mr. Siebel contain significant vesting provisions. These omissions are clearly material in light of the Proponent's statement that the options granted to Mr. Siebel were worth one of two specific dollar values.

In conclusion, the Statement 2 is false and misleading because it: (i) discloses that Mr. Siebel received options without disclosing that the Company cancelled those options at Mr. Siebel's request and that Mr. Siebel has neither received, nor been promised, any consideration in exchange for such cancellation; (ii) discloses that the options granted to Mr. Siebel "were worth" one of two specific dollar amounts when such dollar amounts are merely disclosures of potential realizable value based on assumed rates of stock price appreciation provided by the Commission; and (iii) omits material information because it does not disclose the assumptions used in deriving the "worth" the Proponent ascribes to Mr. Siebel's option grants and does not disclose that the option grants have significant vesting provisions.

Statement 3: "*The failure to expense stock options distorts reported earnings.*"

This statement of the Proponent's opinion is materially misleading because it is phrased as a matter of fact. The Company reports its earnings in accordance with generally acceptable accounting principles, which are designed to provide accurate statements of earnings rather than to distort them. Such statements do not currently require expensing of stock options. Moreover, there is extensive public debate concerning whether the accounting treatment for options should be altered. Accordingly, the statement is false and misleading and should be excluded from the Supporting Statement. Alternatively, at the very least, the statement should be rephrased to indicate that it is merely a statement of the Proponent's opinion.

Statement 4: "*We believe this concern is relevant to Siebel, since Institutional Shareholder Services, the largest proxy advisory service, has calculated that the total potential voting power dilution of Siebel's equity compensation plans stands at 39.86%.*"

Assuming the cancellation of Mr. Siebel's options (as described above), which occurred in January 2003, the total potential voting power dilution of the Company's equity compensation plans, as of December 31, 2002, was approximately 33%. The Company believes the Proponent's use of an inaccurate percentage for "potential voting power dilution" would mislead stockholders attempting to analyze the Proposal. Moreover, the Proponent does not disclose how this "potential voting power dilution" is determined. It is important that the method of determination is disclosed to stockholders so that they can evaluate the "potential voting power dilution" in light of other factors relating to the Company's business. The Company, therefore, believes that Statement 3 may be excluded from the Proxy Materials because it is false and misleading.

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend enforcement action if, in reliance upon Rule 14a-8(i)(3), the Company excludes the Proposal and the Supporting Statement from its Proxy Materials.

* * * * *

If the Staff has any questions with respect to the foregoing, or if the Staff is unable to concur in the Company's view that it may exclude the Proposal from its proxy materials in relation to the Annual Meeting, please contact the undersigned or Keith Pisani at (650) 843-5000.
Very truly yours,

Cooley Godward LLP



Eric C. Jensen

Enclosures

cc: Michael Zucker
AFSCME
Jeffrey T. Amann, Esq.
Siebel Systems, Inc.

APPENDIX A

RESOLVED, that the shareholders of Siebel Systems, Inc. ("Siebel") urge the Board of Directors to adopt a policy that the cost of employee and director stock options be recognized in Siebel's income statement.

SUPPORTING STATEMENT

Stock options comprise a very large portion of Siebel's executive compensation. In 2001 alone, CEO Thomas Siebel was awarded stock options valued at $192,247,427 or $487,192,726, depending on the return assumption used. In 2000, the options he received were worth $252,422,581 or $639,688,380.

U.S. accounting principles allow companies to choose between two alternatives when accounting for fixed stock option awards like those made by Siebel: they can "expense" the awards, or recognize their cost in the income statement; or they can describe in a footnote in the annual report the effect of the awards on diluted earnings per share. Siebel has elected footnote disclosure rather than expensing.

We believe that expensing stock option awards more accurately reflects the costs of such awards to a company. Simply put, options are a form of non-cash compensation with value to the recipient and a cost to the company. In the words of Warren Buffett: "If stock options aren't a form of compensation, what are they? If compensation isn't an expense, what is it? And, if expenses shouldn't go into the calculation of earnings, where in the world do they go?"

The failure to expense stock options distorts reported earnings. According to the June 27, 2002 issue of the Analyst's Accounting Observer, the lack of expense recognition for options resulted in a 31% overstatement of the 2001 earnings of S&P 500 companies. Standard & Poor's recently began calculating a "core earnings" number in which the cost of options is treated as an expense.

We believe that voluntarily expensing stock options sends a signal to the market that a company is committed to transparency and corporate governance best practices. Recognizing this, 80 companies had announced their intention to expense stock options as of October 7, 2002, according to Investor Relations Business.

Expensing fixed stock option awards will also eliminate a disincentive to award indexed options, which tie compensation more closely to company rather than market or industry performance and which must be expensed. The Conference Board's Commission on Public Trust and Private Enterprise recently recommended that companies be required to expense fixed option awards in order to level the playing field among forms of equity-based compensation.

Finally, we believe that not expensing stock options may lead to overuse by companies that see them as "free money." As Standard & Poor's put it in its recent report, "when something is significantly underpriced, it is often also substantially overconsumed." We believe this concern is relevant to Siebel, since Institutional Shareholder Services, the largest proxy advisory service, has calculated that the total potential voting power dilution of Siebel's equity compensation plans stands at 39.86%.

We urge shareholders to vote FOR this proposal.

389193 v4/HN
8c@x04!.DOC

RELEVANT CORRESPONDENCE



STATE STREET.
For Everything You Invest In

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services
200 Newport Ave.
JQB7N
Quincy, MA 02171
Telephone: (617) 985-7712
Facsimile: (617) 537-5410
kyakimowsky@statestreet.com

October 7, 2002

Charles Jurgonis
A.F.S.C.M.E. Pension Plan
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter **SIEBEL SYSTEMS** (826170102)

Dear Mr. Jurgonis:

This is to confirm that according to the records of State Street Bank & Trust Co., the AFSCME Employees Pension Plan is currently the beneficial owner of **5,094 shares** of **SIEBEL SYSTEMS** stock, valued at $2000 or more, and has held at least that amount on a continuous basis since **October 7, 2001.** The AFSCME Employees Pension Plan has held shares valued at $2,000 or more of **SIEBEL SYSTEMS** stock on a continuous basis since **October 7, 2001**.

Sincerely,



Kevin Yakimowsky


AMERICAN FEDERATION
STATE COUNTY
AFL-CIO
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

VIA FACSIMILE AND REGISTEREDMAIL

November 14, 2002

Mr. Jeffrey T. Amann, Corporate Secretary
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, CA 94404

Dear Mr. Amann:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2002 proxy statement of Siebel Systems, Inc. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 5,094 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal and Proof of Ownership are attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Michael Zucker at 202-429-5024.

Sincerely,



GERALD W. McENTEE
Chairman

GWMcE:mas

Attachment

RESOLVED, that the shareholders of Siebel Systems, Inc. ("Siebel") urge the Board of Directors to adopt a policy that the cost of employee and director stock options be recognized in Siebel's income statement.

SUPPORTING STATEMENT

Stock options comprise a very large portion of Siebel's executive compensation. In 2001 alone, CEO Thomas Siebel was awarded stock options valued at $192,247,427 or $487,192,726, depending on the return assumption used. In 2000, the options he received were worth $252,422,581 or $639,688,380.

U.S. accounting principles allow companies to choose between two alternatives when accounting for fixed stock option awards like those made by Siebel: they can "expense" the awards, or recognize their cost in the income statement; or they can describe in a footnote in the annual report the effect of the awards on diluted earnings per share. Siebel has elected footnote disclosure rather than expensing.

We believe that expensing stock option awards more accurately reflects the costs of such awards to a company. Simply put, options are a form of non-cash compensation with value to the recipient and a cost to the company. In the words of Warren Buffett: "If stock options aren't a form of compensation, what are they? If compensation isn't an expense, what is it? And, if expenses shouldn't go into the calculation of earnings, where in the world do they go?"

The failure to expense stock options distorts reported earnings. According to the June 27, 2002 issue of the Analyst's Accounting Observer, the lack of expense recognition for options resulted in a 31% overstatement of the 2001 earnings of S&P 500 companies. Standard & Poor's recently began calculating a "core earnings" number in which the cost of options is treated as an expense.

We believe that voluntarily expensing stock options sends a signal to the market that a company is committed to transparency and corporate governance best practices. Recognizing this, 80 companies had announced their intention to expense stock options as of October 7, 2002, according to Investor Relations Business.

Expensing fixed stock option awards will also eliminate a disincentive to award indexed options, which tie compensation more closely to company rather than market or industry performance and which must be expensed. The Conference Board's Commission on Public Trust and Private Enterprise recently recommended that companies be required to expense fixed option awards in order to level the playing field among forms of equity-based compensation.

Finally, we believe that not expensing stock options may lead to overuse by companies that see them as "free money." As Standard & Poor's put it in its recent report, "when something is significantly underpriced, it is often also substantially overconsumed." We believe this concern is relevant to Siebel, since Institutional Shareholder Services, the largest proxy advisory service, has calculated that the total potential voting power dilution of Siebel's equity compensation plans stands at 39.86%.

We urge shareholders to vote FOR this proposal.

SIEBEL

SIEBEL SYSTEMS, INC. 1855 SOUTH GRANT STREET SAN MATEO, CA 94402-2667 PHONE (650) 295-5000 FAX (650) 295-5111

November 26, 2002

VIA FACSIMILE (202) 429-1272
VIA FEDEX

Michael Zucker
American Federation of State, County and Municipal Employees
1625 L Street, N.W.
Washington D.C. 20036

Re: Stockholder Proposal

Dear Mr. Zucker:

We have received the stockholder proposal submitted to Siebel Systems, Inc. (the "Company") by Gerald W. McEntee on behalf of the AFSCME Employees Pension Plan (the "Plan") dated November 14, 2002 (the "Proposal"). In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended ("Rule 14a-8"), we are hereby notifying you that the Proposal failed to meet certain eligibility requirements set forth in Rule 14a-8(b) as described below. The Proposal is deficient for the following reason:

Rule 14a-8(b)(1) requires that to be eligible to submit a proposal, a stockholder must have held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submission of such proposal. Pursuant to Rule 14a-8(b)(2)(i), one way to verify eligibility is to submit a written statement from the "record" holder verifying that, at the time the Proposal is submitted, the stockholder continuously held the securities for at least one year. The Plan has submitted a statement with its proposal that it is the beneficial owner of 5,094 shares of the Company's common stock and that it has held such stock for over one year. Further, the Company has received a statement from State Street Bank indicating that the Plan is the beneficial holder of such shares. The Plan has submitted no information about record ownership, and the Company's transfer agent, Mellon Investor Services, has confirmed that State Street Bank is not a record holder of shares of the Company's common stock. Therefore, verification by the record holder of the shares that the Plan is the beneficial owner and has continually held the shares for over one year has not been provided by the date of submission of the Proposal.

Please submit to us confirmation by the record holder of the shares that the Plan is the beneficial owner and has continually held the shares for over one year. Please note that, in accordance with Rule 14a-8, your response to this letter must be postmarked, or transmitted electronically, no later than 14 calendar days after your receipt of this letter.

If you have any questions with respect to the foregoing, please feel free to call me at (650) 477-5662 or Kimberley Henningsen, Senior Corporate Counsel, at (650) 477-5764.

Best Regards,



Jeffrey T. Amann,
Senior Vice President, Legal Affairs
and General Counsel



STATE STREET.
For Everything You Invest In™

William C. Collins
Vice President
Specialized Trust Services

200 Newport Avenue
JQB7N
North Quincy, MA 02171

Telephone: (617) 985-2024
Facsimile: (617) 537-5410
wccollins@statestreet.com

December 3 , 2002

[SENT VIA FACSIMILE 650-477-7343]
Kimberly Henningsen
Senior Corporate Counsel
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, CA 94404

Re:.Shareholder Proposal Record Letter

Dear Ms Henningsen:

State Street Bank and Trust Company is Trustee for **5,094** shares of Siebel Systems common stock held for the benefit of the American Federation of State, County and Municiple Employees Pension Plan ("Plan"). The Plan has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal (November 14, 2002) submitted by the Plan pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Plan continues to hold the shares of Siebel Systems stock.

As Trustee for the Plan, State Street holds these shares at its Participant Account at the Depository Trust Company ("DTC"). Cede & Co., the nominee name at DTC, is the record holder of these shares.

If there are any questions concerning this matter, please do not hesitate to contact me directly.

Sincerely,



William Collins


AMERICAN FEDERATION
STATE COUNTY
AFL-CIO
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

December 9, 2002

Ms. Kimberly Henningsen
Senior Corporate Counsel
Siebel Systems, Inc.
2207 Bridgepointe Parkway
San Mateo, CA 94404

Dear Ms. Henningsen:

The purpose of this letter is to memorialize the understanding between you and my colleague, Beth Young, regarding the AFSCME Employees' Pension Plan's (the "Plan's") compliance with the proof of ownership requirement contained in Rule 14a-8 under the Securities Exchange Act of 1934. On November 26, 2002, Siebel notified the Plan that the proof of ownership it had submitted with a shareholder proposal was insufficient because it was not a written statement from the record holder of the shares of Siebel Systems, Inc. ("Siebel") common stock beneficially owned by the Plan (the "Shares").

On December 3, 2002, following a conversation between you and Ms. Young, State Street Corporation, which acts as custodian of the Shares, sent a letter to your attention stating that State Street held the Shares for the Plan in State Street's Participant Account at the Depository Trust Corporation ("DTC") and that the record holder of the Shares is Cede & Co., DTC's nominee. On December 6, 2002, you informed Ms. Young that you believed State Street's December 3 letter constituted adequate proof of ownership, although you needed to confirm with Siebel's transfer agent that Cede & Co. appeared in the stock ledger. You and Ms. Young left it that you would contact her if Cede & Co. did not appear in the ledger as an owner of record, and no such communication has been made.

Accordingly, the Plan is proceeding on the assumption that you are satisfied with the proof of ownership contained in State Street's December 3 letter.

Yours truly,

Michael R. Zucker
Assistant Director
Office of Corporate Affairs and Strategic Research


AMERICAN FEDERATION
STATE COUNTY
AFL-CIO
MUNICIPAL
EMPLOYEES

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

March 18, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder proposal of AFSCME Employees Pension Plan; no-action request of Siebel Systems, Inc.

Ladies and Gentlemen:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Siebel Systems, Inc. ("Siebel" or the "Company") a stockholder proposal (the "Proposal") requesting that the Siebel's Board of Directors adopt a policy that the cost of employee and director stock options be recognized in Siebel's income statement.

In a letter to the Commission dated February 19, 2003 (the "No-Action Request"), Siebel stated that it intends to omit the Proposal from its proxy materials being prepared for the 2003 annual meeting of stockholders. Siebel argues that the Proposal is excludable pursuant to Rule 14a-8(i)(3) because it contains materially false and misleading statements in violation of Rule 14a-9. Siebel's objections are puzzling since Siebel and the Plan had been in active negotiations to settle the Proposal until shortly before the No-Action Request was filed and at no time did Siebel ask for the revisions sought in the No-Action Request. As demonstrated below, the Plan would have agreed readily to most of them without the need for Staff intervention. The itemized discussion below of Siebel's objections follows the format set out in the No-Action Request.

1 and 2. Siebel complains about the statements, "In 2001 alone, CEO Thomas Siebel was awarded stock options valued at $192,247,427 or $487,192,726, depending on the return assumption used" and "In 2000, the options [Mr. Siebel] received were worth $252,422,581 or $639,688,380." Siebel points out that on January 22, 2003—well after the Proposal was filed—Siebel, at Mr. Siebel's request, cancelled all of the stock options granted to him from October 1998 through October 21, 2001, which included all of the options referenced in the two statements set forth above. The Plan does not object to indicating in the Proposal that those options have been cancelled.

In addition, Siebel takes issue with the assertion that the options were "valued at" or "worth" the figures given. Siebel insists that those amounts, which were provided in Siebel's 2002 proxy statement, illustrate "potential" values. Although the Plan believes that valuations calculated according to the Commission's proxy rules are not misleading, it is willing to change "valued at" and "worth" to "with a potential value of" if the Staff believes that wording is clearer. Also, with respect to the second statement, the Plan does not object to indicating that the valuation depends on assumptions.

Finally, Siebel urges that the Proposal should be required to set forth the assumptions used in calculating the option values, "so stockholders can evaluate the relevance of the potential realizable values in light of market conditions and other factors relating to the Company's business." Siebel will undoubtedly make an argument regarding the relevance of the potential realizable values in its statement in opposition. Even if it does not, a stockholder can easily obtain that information in Siebel's own proxy statement, making such a discussion in the Proposal unnecessary. Similarly, a stockholder can obtain information regarding stock option vesting schedules in Siebel's proxy statement.

3. Siebel argues that the statement, "The failure to expense stock options distorts reported earnings" is misleading because Siebel reports its earnings in accordance with GAAP and because there has been extensive debate regarding the merits of expensing employee stock options. The Plan has no objection to characterizing that statement as the Plan's opinion.

4. Siebel contends that the penultimate sentence of the Proposal's supporting statement, which discusses the voting power dilution calculated by Institutional Shareholder Services ("ISS"), is misleading because the cancellation of Mr. Siebel's options (discussed above in section 1-2) reduced the dilution level from 39% to 33%. Again, the Plan is willing to make that revision to the Proposal.

Siebel also urges that the methodology for calculating voting power dilution should be included in the Proposal. Voting power dilution is a straightforward concept: one must calculate what the proportionate reduction in a stockholder's voting power would be if a company granted options on all shares allocated to its option plans and all stock options were exercised. (This contrasts with the complex proprietary "shareholder value transfer" calculation also performed by ISS, whose methodology is more obscure.) Stockholders can be expected to understand the voting power dilution concept without elaboration in the Proposal.

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-1007.

Very truly yours,



Charles Jurgonis
Plan Secretary

cc: Eric C. Jensen
Cooley Godward LLP

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Siebel Systems, Inc.
Incoming letter dated February 19, 2003

The proposal urges the board of directors to "adopt a policy that the cost of employee and director stock options be recognized in Siebel's income statement."

We are unable to concur in your view that Siebel may exclude the entire supporting statement under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- provide factual support in the form of a citation to the company's 2001 proxy statement for the discussion that begins "In 2001 alone, CEO Thomas Siebel . . ." and ends ". . . worth $252,422,581 or $639,688,380"; and

- recast the sentence "The failure to expense stock options distorts reported earnings" as the proponent's opinion.

Accordingly, unless the proponent provides Siebel with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Siebel omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,



Jeffrey B. Werbitt
Attorney-Advisor